UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


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In the matter of

EnerShop, Inc.                                        REPORT FOR PERIOD
Dallas, Texas  75266                                  October 1, 1997 to
                                                      December 31, 1997
File No.  070-08645                                   PURSUANT TO RULE 24

      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by EnerShop, Inc. ("EnerShop"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26367, EnerShop is authorized to provide energy and demand side management services to nonassociates; CSW has authority to make loans to EnerShop; and to make guarantees of Enershop's obligations. Attached is the information required pursuant to HCAR 35-26367.

(A)
   (1)Narrative report of activities undertaken in connection with energy and demand side management services. See Exhibit A.

   (2)Description of any services received by EnerShop from CSW Services, Inc. and each of the electric utility company subsidiaries of CSW aggregate dollar value of the services by company. See Exhibit B.
(B)
   (1) Statement of Income for quarter ended December 31, 1997.  See Exhibit C.

   (2) Balance sheet for period ended December 31, 1997. See Exhibit D.

   (3)Statement of cash flow for the period ended December 31, 1997. See Exhibit E.

   (4)Amounts and forms of currently effective CSW guarantees of and similar arrangements concerning the performance and undertaking of obligations by EnerShop. See Exhibit F.

   (5)Measure of hours spent by associate companies on services rendered to EnerShop. See Exhibit G.

This is the last Rule 24 filing that CSW intends to make for Enershop. Enershop qualifies as an "energy services company" under Rule 58. Accordingly, CSW will make future Enershop filings on Report U-9C-3.

                                S I G N A T U R E


      As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, EnerShop, Inc., has duly caused this report to be signed on its behalf on this 30th day of March 1998.



                                          EnerShop, Inc.


                                          /s/ Kenneth C. Raney, Jr.
                                              Kenneth C. Raney, Jr.
                                              Secretary